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                       SAFE HARBOR COMPLIANCE STATEMENT

    All statements made by America Service Group Inc. ("ASG") that are not historical facts are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: dependence on major contracts; price competition in the prison healthcare industry, ASG's ability to provide adequate staffing to meet its contractual commitments; changes in performance bonding requirements; substantial damage awards against ASG in connection with medical malpractice claims, changes in laws or regulations or the application thereof, general business and economic conditions, and the other risk factors described in ASG's reports filed from time to time with the Commission.

Dependence on Major Contracts

     ASG's operating revenue is derived exclusively from contracts with state, county and local governmental agencies. ASG's contract with the State of Georgia Department of Corrections (the "Georgia Contract") accounted for approximately 37.2% of ASG's gross revenues during the year ended December 31, 1996. This contract will expire on June 30, 1997 and the Georgia Department or Corrections has stated its intent thereafter to enter into a relationship with the Medical College of Georgia to provide healthcare services. In addition, ASG's contracts with the State of Kansas, the City of Philadelphia and the State of Maryland accounted for approximately 11.2%, 10.5% and 10.2%, respectively, of its revenue during the year ended December 31, 1996. Generally, contracts may be terminated by the governmental agency at will and without cause upon proper notice (typically between 30 and 180 days). Governmental agencies may be subject to political influences that could lead to termination of a contract with no fault of the contractor. Although ASG generally attempts to renew or renegotiate contracts at or prior to their termination, contracts that are put out for bid are subject to intense competition. The loss of one or more of the major contracts could have a material adverse effect on ASG's business.

     Contracts with government agencies are generally complex in nature and subject contractors to extensive regulation under state, county and local law. Under certain circumstances, a government contractor may be debarred or suspended from obtaining future contracts. While ASG considers the possibility remote, such debarment or suspension could have a material adverse effect on ASG.

Privatization of Government Services, Competition and Correctional Population

     ASG's future financial performance will depend in part on continued privatization by state, county and local governmental agencies of healthcare services for correctional facilities. There can be no assurance that this market will continue to grow or that existing contracts will continue to be made available to the private sector. The business of providing correctional healthcare services to governmental agencies is highly competitive. ASG is in direct competition with local, regional and national correctional healthcare providers, some of which are public entities. ASG believes that some



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of its competitors may have larger staffs and greater resources than ASG. As the private market for providing correctional healthcare matures. ASG's competitors may gain additional experience in bidding and administering correctional healthcare contracts. In addition, new competitors, some of whom may have extensive experience in related fields or greater financial resources than ASG, may enter the market. ASG'S business could also be adversely affected by material decreases in the inmate population of correctional facilities.

Acquisitions

    ASG's expansion strategy involves both internal growth and, as attractive opportunities become available, acquisitions. ASG has limited experience acquiring businesses and successfully integrating them into its operations. There can be no assurances that ASG will be able to integrate successfully any acquired business into its operations. Futhermore, there can be no assurance that ASG will be able to operate an acquired business in a profitable manner.

Operating Results

    ASG incurred an operating loss before extraordinary items in the year ended December 31, 1996 due primarily to operating losses in connection with the Georgia Contract, the pending expiration of the Georgia Contract and non-recurring charges relating to executive compensation and corporate reengineering and downsizing. Although ASG has increased revenues in each of the last three fiscal years, there can be no assurances that it will continue to generate increased revenues or that additional revenues will generate operating profits. ASG has in the past operated contracts at low profitability or a loss and there can be no assurances that ASG will be able to operate profitably under future contracts with its customers.

Catastrophic Events

    Contracts accounting for 21.2% of revenues for the year ended December
31, 1996, contain no limits on ASG's exposure for treatment costs related to catastrophic illnesses or injuries to inmates. In September 1996, ASG procured insurance with respect to catastrophic illnesses or injuries for amounts in excess of $125,000 per inmate. ASG attempts to compensate for the increased financial risk when pricing contracts that do not contain catastrophic limits. Although, the occurrence of severe individual cases without such limits could render the contract unprofitable and could have a material adverse effect, ASG believes the potential impact of any such occurrences is mitigated by such insurance.

Dependence on Key Personnel

    The success of ASG will depend in large part on the ability and experience of its senior management. The loss of services of one or more key employees could adversely affect ASG's operations. Except for employment contracts with Scott L. Mercy, President and Chief Executive Officer, Michael Catalano, Executive Vice President and General Counsel, Jeffrey J. Bairstow, Chief Operating Officer, and Noel B. Williams, Chief Information Officer,

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ASG does not have employment or noncompetition agreements with any key employees.

Dependence on Healthcare Personnel

    ASG's success will depend on its ability to attract and retain highly skilled healthcare personnel. A shortage of trained and competent employees and/or independent contractors may result in overtime costs or the need to hire less efficient temporary staff. Attracting qualified nurses at a reasonable cost has been and continues to be of concern to ASG. There can be no assurance that ASG will be successful in attracting and retaining a sufficient number of qualified healthcare personnel in the future.

Classification of Independent Contractors

    Prior to July 1995, ASG generally contracted with physicians, dentists and certain other healthcare professionals as independent contractors to fulfill its contractual obligations to state, county and local governmental agencies. Beginning in July 1995, ASG treats any such person as an independent contractor only if (i) such person provides 8 hours or less of service to ASG per week or (ii) such person is employed by or is part of a professional association or professional corporation under state law. A determination by federal taxing authorities that ASG misclassified a material number of persons as independent contractors could adversely affect ASG and its operations.

Corporate Exposure to Professional Liability

    ASG periodically becomes involved in medical malpractice claims with the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the risk of suits brought by inmates alleging lack of timely or adequate healthcare services. ASG may be liable, as employer, for the negligence of nurses or other healthcare professionals who are employees of ASG. ASG may also have potential liability for the negligence of healthcare professionals engaged by ASG as independent contractors. ASG's contracts generally provide for ASG to indemnify the governmental agency for losses incurred related to healthcare provided by ASG. ASG maintains professional liability insurance in amounts deemed appropriate by management based upon ASG's claims history and the nature and risks of its business. There can be no assurance that a future claim or claims will not exceed the limits of available insurance coverage or that such coverage will continue to be available at a reasonable cost.

Licensing of Healthcare Providers

    No state in which ASG does business has sought to apply its general insurance, health maintenance organization ("HMO") or similar statutes and regulations to ASG or, to the best of ASG's knowledge, to its competitors. ASG does not believe that these statutes and regulations were intended to apply to ASG or its activities since HMO's are designed to provide voluntary enrollment or subscription, typically to employee groups, in a plan providing healthcare as

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an alternative to other public or private providers. However, if ASG is required to become licensed in and meet the insurance or HMO reporting, financial, operating and other regulatory requirements of any such state, failure to comply could result in fines or proceedings ordering ASG to cease its activities in the state. ASG believes that for it to satisfy the licensing and regulatory requirements of states in which it operates would required the states to waive various statutory or regulatory requirements which provide rights not available to inmates in correctional institutions. These requirements vary from state to state but in some states include providing participants the right to choose their physicians, the right to be members of advisory panels and to participate in policy matters, the right to convert coverage to individual coverage and the right to continuing benefits after the contract terminates. Alternatively, ASG would be required to modify its methods of doing business in any such state where such requirements are not waived and could not be satisfied, principally by changing its pricing method from a fixed fee to a fee for service arrangement. However, there is no assurance that such waiver, licensing or modification could be accomplished. Further, if ASG were to seek to become licensed or to modify its methods of doing business, its profits could be adversely affected.

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